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FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

SLINGSHOT USA, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-3004954
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

365 Silverwood Circle Southlake Texas	76092
(Address of principal executive offices)	(Zip code)

(858) 999-7975

(Registrant’s telephone number, including area code)

IRS Employer Identification No. 87-3004954

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

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In this Semi-Annual Report, references to “Slingshot,” “we,” “us,” “our,” or the “Company” mean Slingshot USA, LLC.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, include forward-looking statements that involve risks and uncertainties.

Overview

Slingshot USA, LLC, trading as Slingshot ProductionsTM (the “Company”), is a limited liability company organized in the state of Delaware on September 14, 2021. It made the Federal tax election to be taxed as a C corporation. Slingshot Productions Limited owns the majority of the Company and does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

The Company is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for many startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie and the Young DAVID series are released and generate revenue. The Company has raised funding of $43.5 million to June 2024. The Company also has a binding subscription agreement to call up to $10.6 million1 from Slingshot Productions Limited and a $10.6 million loan facility that matures in December 2024. The Company is in the process of signing a $10 million bridge facility agreement with Seedwell Capital Limited and has, therefore, adequate funding for the Company’s Running costs. The Company intends to repay the loan facilities with equity funding via Regulation A+ Crowdfunding and other private investors. The funding update via Regulation A+ is visible at www.thedavidmovie.com.

_____________________________

1 The Company intends not to call up the $10.6 million subscription agreement but, if possible, raise this funding through Reg A+ Crowdfunding.

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Interim Operating Results (June 30, 2024 “H1 2024” compared to June 30, 2023 (“H1 2023”)

Financial Performance:

The Company is still producing DAVID, and merchandise has been launched via the Angel Studios online store, which, along with Pay-it-forward (PIF), generated revenue of $155k for H1 2023. The H1 2024 revenue was over $600k but was attributable to Winsome Truth, Inc. (dba “Minno”), which was part of an agreement to buy back the Young DAVID intellectual property ownership. We anticipate other revenue streams will start flowing in, and we are optimistic that sales will grow as we approach the launch of Young DAVID and, ultimately, DAVID.

Our advertising expenses decreased to $47k in H1 2024, compared to $148k in H1 2023. This expense is directly linked to our crowdfunding campaigns. We have purposely spent less until we are closer to the release of the DAVID feature film and ramp up the awareness of the DAVID movie.

Our insurance cover is standard for the industry, an increase of $12k from $10.1k in H1 2023 to $22.4k in H1 2024.

Professional fees decreased slightly from $320k in H1 2023 to $308k in H1 2024.

With the appointment of our new CEO, director's fees amounted to $110k, which was not incurred in the previous year.

Travel expenses decreased to $29k in H1 2024 from $106k in H1 2023; the decrease is attributable to a summit held in Los Angeles during 2023, held in South Africa in 2024 at a lesser expense.

Our operating loss before tax was $568k in H1 2024, which increased from $430k in H1 2023. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the release of the DAVID in 2025.

We had a net loss of $568k in H1 2024, compared to a loss of $430k in H1 2023.

Interim Financial Position (June 30, 2024 “H1 2024” compared to December 31, 2023 (“H2 2023”):

Our Company had cash and cash equivalents of $3,975 at H1 2024, down from $193k at H2 2023. This is due to the timing of when money flowed in and was invested in the production of DAVID.

Our accounts receivable decreased to $33.3k at H1 2024 from $80.5k at H2 2023, mainly due to royalty income receivable.

Our current assets decreased from $288k at H2 2023 to $56k at H1 2024, mainly due to the timing of the cash inflow from our Crowdfunding campaigns.

Our non-current assets increased to $47,219k at H1 2024 from $39,158k at H2 2023. The increase was attributable to the capitalization of the DAVID movie production costs. Our total assets increased to $47,275k at H1 2024 from $39,446k at H2 2023.

Our trade and other payables decreased to $45k at H1 2024 from $57k at H2 2023. Accounts payables to a related party increased to $245k in H1 2024 from $17.5k in H2 2023, which is related to interest payable on a short-term loan. Accounts payable to the parent company decreased to $0 at H1 2024 from $70k at H2 2023. Our short-term loan increased to $8.3m in H1 2024 from $800k in H2 2023, which relates to an interest bearing bridge financing. Our current liabilities increased to $8,591k at H1 2024 from $944k at H1 2023.

Our preferred and common units and warrants increased to $42,592k in H1 2024 from $41,840k in H2 2023 due to proceeds from the Regulation A+ crowdfunding campaign in 2024. Our accumulated deficit rose to $3,907k in H1 2024 from $3,338k in H2 2023. Our total members' equity increased to $38,684k in H1 2024 from $38,501k in H2 2023. Our total liabilities and members' equity increased to $47,275k in H1 2024 from $39,501k in H2 2023.

Overall, our Company's financial position is in line with managements expectations, mainly driven by the proceeds received from the Regulation A+ crowdfunding campaign and bridge financing that we capitalized in the production costs for the Young DAVID series and the DAVID movie. We anticipate sales will increase during the latter part of 2024 and early 2025. We remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

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MANAGEMENT EVALUATION OF OPERATING RESULTS

At this stage, there are three key drivers for the Company: (i) the Young DAVID series and DAVID film production schedule, (ii) raising a total of $61.5m funding to enable the completion of the DAVID movie, and (iii) to finalize our monetization strategy and to sign key partners to facilitate execution thereof.

We are delighted with our progress on these drivers – the production schedule is on track as originally planned. The Crowdfunding has been slower than expected, but management was able to arrange for bridge financing to cover the running expenses of the Company and producing DAVAID.

We believe that our Regulation A+ is the biggest crowdfunded offering in the entertainment sector's history.

Since commencing the DAVID project, we required $61.5 million in funding. At the end of June 30, 2024, $43.8 million was funded through private investments and Regulation CF, D, and A+. The JOBS Act has created an opportunity for us to build a new type of company with the viewers able to invest in a project that they believe in, and for this reason, we prefer that the Crowd investment grow as much as possible.

We have interest in funding that management believes will be closed out within the next few months, however it is not certain that it will come to fruition. The Company has a subscription agreement to call up to $10.6 million Preferred Unit from Slingshot Productions Limited. We prefer to raise the $10.6 million via Regulation A+ funding (or other investments), and we have the option to call the subscription agreement if we are not able to raise the $10.6 million via Regulation A+ funding or other investments. We believe we will receive this by the end of 2023, although no assurance can be provided.

Key Performance Metrics

As a startup, our primary focus is DAVID’s success. We consider three primary metrics when evaluating projects and initiatives.

Funding - At Slingshot USA, we understand that securing the necessary funding is crucial to the success of the DAVID movie. Building and expanding our community is key to achieving our long-term goals. Here are some of the key performance metrics for our funding:

-	Crowdfunding Success: Our Reg CF crowdfunding campaign and Regulation A+ crowdfunding raised a record-breaking amount, as far as we know, in the entertainment industry, demonstrating our community's strength and growth potential. We plan to leverage this success to build our community further and generate interest in our movie.
-	Funding Status: We are pleased with our progress in securing funding for the project. The production budget is entirely funded, and we should secure bridge funding to cover any remaining expenses. However, we remain committed to obtaining more crowdfunding to increase our following and community engagement and utilize crowdfunding to repay the bridge facilities. Our Regulation A+ fundraising can be viewed at www.thedavidmovie.com.

The total funding required to complete the DAVID feature film is $61.6 million. At the date of publishing this document we have adequate funding in place via crowdfunding, private investors and loan facilities.

Production – we understand that producing a top-quality movie is essential to our success. Here are some key performance metrics for our production:

-	Timeline: We are pleased to report that our timeline for production milestones is on track. Despite facing unexpected challenges along the way, our team has demonstrated their expertise and dedication to the project. We are confident that we will remain on target for production completion.
-	Quality Assurance: We take great pride in the quality of our work and are committed to maintaining the highest standards throughout production. While we have not had many screenings at this stage, early feedback from those who have seen the production work has been positive. We will continue to monitor this quality assurance metric through ratings from test screenings, critical reviews, and audience feedback, among others.

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-	Budget: We are closely tracking our production budget and have adjusted to maintain our high standards while meeting our target timelines.

Slingshot appointed Sunrise Animation Studios to produce DAVID. We believe that the production team for DAVID is the most exceptional group of animation filmmakers ever assembled by an independent studio. Over 200 industry professionals from 25 countries are working on the movie, including senior contributors to many of the most significant movies of the last twenty years.

Below are just a few incredible people we're privileged to work with.

Name	Position	Previous Experience
Philippe Brochu	Set Designer	How to Train Your Dragon 3, Fantastic Four, The Croods, Home, Puss in Boots, Bolt.
Borja Montoro Cavero	Character Designer	Ralph Breaks the Internet, Zootropolis, Klaus, Tarzan 2, The Jungle Book 2, The Emperor's New Groove, Tarzan, Hercules
Ryan Tottle	Character Sculptor/Modeler	Big Hero 6, Zootropolis, Wreck-It Ralph. Wreck-It Ralph, Ralph Breaks the Internet, Moana, Encanto, Frozen.
Angela Smaldone	Character Modeler	Despicable Me 2, The Angry Birds Movie, The Little Prince, Leo, Hotel Transylvania 2, The Lorax.
Greg Galliani	Environment Modeler	The Chronicles of Narnia: The Lion, Witch and the Wardrobe, Cloudy with a Chance of Meatballs, Arthur Christmas.
Nathan Stanton	Assistant Director	WALL·E, Brave, The Incredibles 2, A Bug's Life, Toy Story 2, Monsters, Inc, Finding Nemo, Ratatouille, Cars 2, The Good Dinosaur, Finding Dory, Coco, Onward, Soul, Luca.
Cinzia Angelini	Storyboard Artist	Prince of Egypt, The Road to Eldorado, Spirit, Spider-man 2, Bolt, The Minions Movie, Despicable Me 3, The Grinch, Abominable and Super Pets.
Negin Bairami	Surfacing/Texture Artist	Turbo, Hotel Transylvania 3, Spirit Untamed, Boss Baby 2, The Bad Guys.
Afernanda Abarca	Groom Lead	Megamind, Kung Fu Panda 2, How to Train Your Dragon.
Tom Scott	Lead Editor	Spider-Man: Into the Spider-Verse, The Incredibles 2, The Bad Guys.
Dave Walvoord	Cinematographer (Camera & Lighting)	How to Train Your Dragon 2 and 3, Kung Fu Panda 2, 3,and 4.
Jim Turner	Previs Artist	Seabeast, Under the Boardwalk, Monsters and Work, Planes.
Sydney Benedet	Final Layout Lead	Maya and the Three
Dan Barker	Animation Director	Big Hero 6, Epic, Rio, Peanuts, Ice Age: Collision Course.
Bill Diaz	Animation Lead	How to Train Your Dragon 1, 2, and 3, Kung Fu Panda 2, 3, and 4, Abominable, Madagascar 1 and 2, more.
Jason Martinsen	Animation Lead	The Monkey King, Back to the Outback, Scoob!, Ferdinand, The Emoji Movie, Storks, Hotel Transylvania 1 and 2, Rio.
Brian Menz	Animation Lead	Raya and the Last Dragon, Ralph Breaks the Internet, Moana, Zootopia, Big Hero 6, Frozen,Wreck-it Ralph, Ice Age 4, Rio, Ice Age 3, Bolt.
Marcus Feher	Crowd Lead	Nimona, The Monkey King, Maya and the Three.
Natalie Homewood	CFX Lead	Spies in Disguise, Nimona, The Chronicles of Narnia: Prince Caspian
Erini Fahim	Lighting Lead	Spider-Man: Across the Spider-Verse, Trollhunters, Dragons: Race to the Edge.
Joe Trapanese	Composer	Oblivion, The Greatest Showman, Insurgent
Jason Halbert	Music Supervisor	The Kelly Clarkson Show
Steve Pegram	Producer	Steve is a BAFTA-winning producer whose extensive resume includes titles like The Road to El Dorado, Angry Birds, Flushed Away, and Arthur Christmas.

Monetization - Finally, the project's success will depend on the monetization strategy used to maximize revenue potential with key partners. The key performance metrics for distribution will include the following:

-	Distribution channels used (e.g., theatrical release, online streaming, DVD sales, etc.);
-	Revenue generated from each distribution channel;
-	Number of countries where the movie is released and the revenue generated in each market; and
-	Marketing and promotion metrics include the number of trailers viewed, social media engagement, and press coverage.
-	Developing key partnerships to deliver the broad spectrum of revenue lines

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Our unique approach to a successful cinema release includes four key pillars:

1.	Building a Community. A significant portion of DAVID's production budget has been raised via crowdfunding, and our community of fans, friends, and followers is large and growing constantly. We will continue growing this community until our planned release date in 2025.

2.	Engaging the Faith Community. Our initial "crowd" behind David will be just a tiny subset of nearly 2.5 billion Christians worldwide, representing a massive global audience of families who already know and love the story of David. While we are making David for a diverse, international audience, we recognize that the Faith community is very likely where our "snowball" will start. Making a movie that authentically honors the biblical text is our passion and priority, and we believe that the Faith community will be delighted by David's quality, entertainment, and spiritual depth.

3.	Release of the Young DAVID series. This will precede the release of DAVID, and it will also be a tool for building awareness ahead of the release of DAVID. The Young DAVID episodes will be critical assets in driving pre-sales of DAVID movie tickets.

4.	Global Theatrical Release Strategy. We plan to start marketing pre-sales of movie tickets for DAVID as early as August 2025. Our goal is to leverage an extended period and these strategies to build awareness that major studios typically spend over a hundred million dollars to achieve.

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On October 9, 2024, the Company delivered to Angel Studios Licensing, LLC (“Angel Studios”) a notice of termination of the Content Distribution Agreement entered into in August 2021, as amended by that certain Addendum to Slingshot/Angel Studios Content Distribution Agreement dated October 20, 2023 (as amended, the “Content Distribution Agreement”), with Angel Studios and Winsome Truth, Inc. d/b/a Minno (“Minno”), terminating the Content Distribution Agreement for various material breaches, with such termination to become effective as of November 9, 2024. In the case of a dispute with respect to the termination of the Content Distribution Agreement, the agreement requires the parties to engage in good-faith, non-binding mediation before commencing any litigation.

As of the date of this filing, the Company has not identified any distributors of Young DAVID or DAVID to replace Angel Studios and Minno. There can be no assurance that the Company will be able to attract one or more distributors to replace Angel Studios and Minno as distributors of Young DAVID and /or DAVID. If the Company is not able to attract any distributor(s) on acceptable terms or at all, the Company’s business, results of operations, and/or financial condition could be materially adversely affected.

Sunrise Animation Studios

The Company has a Production Service Agreement for the creative work and production of the Young DAVID series and DAVID feature film with a studio based in Cape Town, South Africa. Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios (“Sunrise”) is a full-service animation studio that has worked with major global brands and produced multiple original animated TV series and feature films.

A2G Group

The Company has a service-level agreement with A2G Managers Limited and Slingshot Productions Limited, affiliated with the A2G Group of companies. This agreement encompasses a range of routine management and administrative services, including operational support, legal assistance, accounting services, administrative support, and compliance services.

We currently foresee and are actively pursuing the following revenue lines:

i.	Theatrical Box Office

The Company’s vision for DAVID is to become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience.

The best-case scenario assumes a highly successful, global theatrical release of the DAVID movie, in addition to several ancillary revenue streams that we believe are possible from the DAVID property, as well as additional faith-based series developed from the "Torch Creation Fund," to the benefit of all unit-holders.

ii.	Licensing and Merchandise (L&M)

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated properties. As a reference, Toy Story and Cars have each generated $10 billion in gross revenue from L&M to date, and Frozen generated over $5 billion in L&M gross in 2014.

We believe DAVID has vast merchandise potential.

Our strategy for DAVID is to release the five Young DAVID animated shorts from November 2023 to March 2024 as a prequel to the DAVID feature scheduled for release in 2025. This lays the foundation to continue creating further seasons of Young DAVID content for years after the feature, which is strategic in maintaining licensing activities and product retail beyond the initial feature film release.

While L&M opportunities are expected to increase in 2025 with the launch of DAVID, we have already launched an initial range of merchandise through the Angel app and online store. One unique opportunity the crowdfunding and community-building model offers is the ability to build a merchandise range and business while still making the Movie.

We have already designed more plush toys, puzzles, kids' apparel, journals, books, and many other functional and inspirational products for teenagers and adults that will be launched later.

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iii.	Home Entertainment

As a reference, Minions (2015) has earned $125 million in DVD/Blu-Ray sales to date, with sales continuing into 2022. We estimate TV/Streaming revenue at 5% of box-office gross, with a successful theatrical release generally creating a strong appetite and competition for TV/Streaming rights – although no assurance can be given.

We have explored revenue potential from music publishing, broadcasting, and streaming the Young DAVID series. The five episodes were released monthly on the Angel - and Minno Kids Network from November 2023 to March 2024.

iv.	Future Properties and Revenue Streams

David Torch Fund: 9% of DAVID and Young DAVID net revenue, capped at $6.5 million, will be used to develop new future faith-animated content. This future content will be for-profit projects, and Slingshot Production Unit Holders will share proportionally.

Our desire (although no assurance can be given) is to produce two further seasons of Young DAVID (after which we assume ongoing seasons can be financed from profits), as well as develop two brand new series properties and produce the first two seasons of each. We aspire for animation feature films about Esther and other biblical figures.

v.	Other Commercial Opportunities Under Exploration

A successful release of DAVID and the Young DAVID series will open new avenues of opportunity. Two possible opportunities already under exploration are a DAVID Immersive Experience and a DAVID Musical Theater production.

DAVID Immersive: Walt Disney pioneered themed physical experiences, but the advance of projection mapping, augmented reality (“AR”), virtual reality (“VR”), and other technology has catalyzed a proliferation of immersive experiences, from Van Gogh's art experiences to movies and TV shows. The Immersive Van Gogh Experience had generated over $ 250 million in ticket sales by 2022.

DAVID Musical: The Lion King musical stage show is Disney's single largest revenue generator, with over $8 billion in revenue to date, and still going strong. DAVID is a musical animated movie that has potential for a stage adaptation.

Slingshot USA’s Projects

The Company classifies projects to fall into one of three stages:

1.	“Active Projects” are projects that have made it into production or have already been released.
2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.
3.	“Development Projects” are projects in development that have yet to secure a release.

Projects

Slingshot USA defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we do not expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of June 30,  2024, Slingshot USA has the following Completed Projects:

DAVID demo

As executive producers and equity investors in this feature film, Slingshot USA, LLC have the potential to earn revenue based on all revenue sources associated with the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

Young DAVID series

The release of the Young DAVID series will precede the release of DAVID. Young DAVID is a 5-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel.

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Our initial five Young DAVID episodes are titled Warrior, Shepherd, Poet, Worshiper, and King, each exploring one facet of David's character as revealed in the biblical text. Young DAVID was released exclusively by Minno Kids and Angel Studios between November 2023 and March 2024. Minno is a co-producer on Young DAVID. Young DAVID is also a key strategic element of the release strategy for the DAVID movie, creating awareness and marketing for the feature film.

 As of March 2023, Slingshot USA has the following Active Projects:

DAVID

a)

DAVID Synopsis:

David is the youngest of eight sons and right at the bottom of his own family’s pecking order when he discovers a destiny far greater than he had ever dreamed. From caring for his father’s sheep in remote fields, he suddenly finds himself in the king’s palace on a collision course with two hostile armies, a giant enemy warrior, and his own King, Saul. One of history’s most loved and best-known stories is coming to the big screen as a major animated feature film to ignite a new courageous generation of giant-slayers.

b)

Inspiration

David is one of the most inspiring characters in human history. Warrior, poet, shepherd, and king, David’s life is one of incredible color and energy. It’s the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It’s a story that can inspire a generation to live more courageously and love more generously. Not only is David's life one of the most compelling stories of human history, but it's also a story that points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

LIQUIDITY AND CAPITAL RESOURCES

Slingshot USA, LLC is a relatively new company that has required significant funding to get its operations off the ground. The holding company, Slingshot Productions Limited, has invested $30.6 million in the project. Regulation CF and D raised $5.2 million and $1.4 million, respectively. The Company has a $3 million Preferred Unit signed expression of interest, in total, from Minno and Angel Studios, of which $1.8 million has been paid in September 2024 and $1.2 million is to be paid in October 2024. The Company received a $10.6 million short-term facility that is repayable by December 2024 and convertible to Preferred Units if the Company can’t repay the loan by then. The total funding received up to September 2024 amounts to $56 million, with only an additional $5.5 million required through crowdfunding or private investment to fund the company fully up to the projected release of DAVID.

The Company has a binding subscription agreement to call up to $10.6 million in Preferred Units from Slingshot Productions Limited, the Company’s holding company. Subject to other investor interest, the Company may elect to receive all or any portion of the $10.6 million. Management intends to fund the outstanding funding with Crowdfunding or other private investments. The Company associates great value in building an audience through Crowdfunding and, therefore, will opt to raise as much Crowdfunding as possible. The binding subscription agreement to call up to $10.6 million Preferred Units will consequently only be used if Crowdfunding cannot be raised for the amount or via other funding.

From a liquidity perspective, the Company has adequate funding to cover its operational and funding marketing expenses up until March 2025. The Company has yet to generate significant revenue and is expected to earn revenue after September 2024, when the Young DAVID series will be released on additional platforms other than Angel and Minno. Depending on the success of Young DAVID, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue from the DAVID movie release.

From a capital resources perspective, the Company, as explained above, has a binding subscription agreement to call up to a $10.6 million Preferred Unit from Slingshot Productions Limited. The Company is also in the process of signing another bridge facility of $10.6 million, which provides it with some financial flexibility to bridge the gap between funding and the $61.5 million required.

Overall, while the Company appears to have adequate funding to cover its current expenses, it may require additional funding to cover any unforeseen costs that may arise. The Company's ability to generate revenue from the DAVID movie in 2025 will be critical in determining its long-term liquidity and capital resources.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

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If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we will cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to report publicly on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include but are not limited to, being required to file only annual and semiannual reports rather than yearly and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

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Item 2: Interim Financial Statements

Slingshot USA, LLC

t/a Slingshot ProductionsTM

A Delaware Limited Liability Company

Unaudited Interim Financial Statements

June 30, 2024

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Slingshot USA, LLC t/a Slingshot ProductionsTM

TABLE OF CONTENTS

Page
INTERIM FINANCIAL STATEMENTS - JUNE 30, 2024 (unaudited)

Interim Balance Sheets	F-1

Interim Statements of Operations	F-2

Interim Statements of Changes in Members’ Equity	F-3

Interim Statements of Cash Flows	F-4

Notes to Interim Financial Statements	F-5 – F-14

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Slingshot USA, LLC t/a Slingshot ProductionsTM
Interim Balance Sheets
As of June 30, 2024, and December 31, 2023 (unaudited)

	Notes	As of June 30, 2024 (unaudited)	As of December 31, 2023 (audited)
ASSETS
Current assets:
Cash	3	$3,975	$193,090
Accounts receivable		33,349	80,590
Prepaid expenses and other		18,789	14,548
Total current assets		56,113	288,228

Non-current assets:
Investments in production, net	6	47,219,526	39,158,025
Total non-current assets		47,219,526	39,158,025
TOTAL ASSETS		$47,275,639	$39,446,253

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade and other payables	3	$45,281	$57,392
Accounts payable to a related party	5	245,898	17,500
Accounts payable to the parent company	5	-	70,000
Short-term loan	7	8,300,000	800,000
Total current liabilities		8,591,179	944,892

Members' equity:
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at June 30, 2024, and December 31, 2023, respectively	4,8	-	-
Preferred Units, no par, 90,000,000 authorized, 43,572,956 and 41,802,504 issued and outstanding, at June 30, 2024 and December 31, 2023, respectively	4,8	42,592,097	41,840,187
Accumulated deficit		-3,907,637	-3,338,826
Total members' equity		38,684,460	38,501,361
TOTAL LIABILITIES AND MEMBER'S EQUITY		$47,275,639	$39,446,253

See the accompanying notes, which are an integral part of these financial statements.

F-1

Slingshot USA, LLC t/a Slingshot ProductionsTM Interim Statements of Operations
For the six months ended June 30, 2024 and June 30, 2023

	Note	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
Revenue		$-	$155,840
Costs of net revenues		-	-
Gross profit		-	155,840

Operating expenses:
Advertising		47,240	148,018
Audit fees		31,204	-
Bank service charges		139	146
DE franchise tax		300	608
Director fees		110,000	-
Insurance expense		22,425	10,164
IT costs		1,573	-
Travel expenses		47,576	106,321
Professional fees		308,354	320,716
Total operating expenses		568,811	585,973
Loss from operations before taxation		-568,811	-430,133
Income tax provision	8	-	-
Net loss		$-568,811	$-430,133

See the accompanying notes, which are an integral part of these financial statements.

F-2

Slingshot USA, LLC t/a Slingshot ProductionsTM
Interim Statements of Changes in Members’ Equity
For the six months ended June 30, 2024, and December 31, 2023 (unaudited)

	Common Units		Preferred Units		Warrants
	Number of Units	Amount	Number of Units	Amount	Number of Units	Amount	Accumulated Deficit	Total Members' Equity
Balance at June 30, 2023	50,400,000	$-	37,415,745	$39,388,132	2,200,000	$22,000	$-2,989,797	$36,420,335
Preferred unit issuances:
Regulation A+ (and exercise of associated warrants) - No par, $1 - $1.25 issue	-	-	4,364,759	2,497,950	-2,200,000	-22,000	-	2,475,950
Offering costs	-	-	-	-73,395	-	-	-	-73,395
Stock-based compensation	-	-	22,000	27,500	-	-	-	27,500
Net loss	-	-	-	-	-	-	-349,029	-349,029
Balance at December 31, 2023	50,400,000	$-	41,802,504	$41,840,187	-	$-	$-3,338,826	$38,501,361
Preferred unit issuances:
Regulation A+ - No par, $1 - $1,25 issue	-	-	544,462	835,885	-	-	-	835,885
Offering costs	-	-		-83,976	-	-	-	-83,976
Net Loss	-	-	-	-	-	-	-568,811	-568,811
Balance at June 30, 2024	50,400,000	$-	42,346,966	$42,592,096	-	$-	$-3,907,637	$38,684,459

See the accompanying notes, which are an integral part of these financial statements.

F-3

Slingshot USA, LLC t/a Slingshot ProductionsTM
Interim Statements of Cash Flows
For the six months ended June 30, 2024, and June 30, 2023 (unaudited)

	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
Cash flows from operating activities
Net loss	$-568,811	$-430,133
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	47,241	544,160
(Increase)/decrease in prepaid expenses and other	-4,241	10,164
Increase/(decrease) in trade and other payables	-12,111	76,004
Increase/(decrease) in payables to a related party	228,398	-685,000
Increase/(decrease) in payables to parent company	-70,000	-117,565
Net cash used in operating activities	-379,524	-602,370

Cash flows from investing activities
Investments in productions	-8,061,501	-6,500,000
Net cash provided by (used in) investing activities	-8,061,501	-6,500,000

Cash flows from financing activities
Proceeds from issuance of preferred units, net of offering costs (including collection of subscription receivable)	751,910	8,164,038
Proceeds from short-term loan	7,500,000	148,018
Repayment of short-term loan	-	-897,198

Net cash provided by financing activities	8,251,910	7,414,858

Net change in cash	-189,115	312,488

Cash at beginning of period	193,090	2,345,593
Cash at end of period	$3,975	$2,658,081

Disclosure of non-cash investing and financing activities
Issuance of preferred units for subscription receivable from holding company	$-	$4,991,963

See the accompanying notes, which are an integral part of these financial statements.

F-4

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the “Company” or “Slingshot Productions”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. Slingshot Productions Limited owns the Company and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot Productions was formed to produce a feature-length animated film based on the biblical story of David. The objective is to make the movie as factually accurate as possible and simultaneously to make one that delights and entertains a broad global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, including a Jewish Rabbi based in Israel and a scholar of the original text, and has helped understand the context of David's time and culture.

The Company has two current projects. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film, DAVID, that will be released in 2025 theatrically worldwide.

Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper. Each explores a facet of David's character as revealed in the biblical text. The production of the Young DAVID series is complete.

DAVID Feature Film

The DAVID Movie is in production and is due for a 2025 worldwide cinematic release. The Company contracted Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and an animation studio based in Cape Town, South Africa, for the development and creation of DAVID.

 NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with US generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company requires operational, production, and advertising funding, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for December 2025, and management estimates the total running cost to be $61.5 million, $7.3 million of which remains to be incurred as of June 30, 2024. As is usual with a start-up company, the Company has sustained recurring losses and has experienced negative cash flows from operating activities since inception.

The Company plans to incur $6.5 million in production costs from July 1, 2024, through March 31, 2025. The Company’s remaining Running costs, excluding production Costs, up to March 2025, are estimated at $2 million. The Company signed a subscription agreement with Slingshot Productions Limited, the Company’s parent company, for $10.6 million. Management believes the subscription agreement of $10.6 million and the Company’s existing cash resources are sufficient to fund Running Costs until the release of the DAVID. Management would prefer to raise additional crowdfunding instead of calling on the parent company’s $10.6 million subscription agreement. There can be no assurance of the availability of such capital.

F-5

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Credit Losses

Accounts receivable are initially recognized at their transaction price and subsequently measured at amortized cost, adjusted for any loss allowance. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. Credit losses are measured on a collective or individual basis using the expected credit loss model, as prescribed by ASC 326. This model focuses on the estimation of all expected credit losses over the life of the receivables, reflecting both historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses will be maintained to present the net amount expected to be collected. The allowance is a valuation account that is deducted from the amortized cost of the receivables to present the net carrying value at the amount expected to be collected.

▪	Changes in the credit loss allowance are recorded through credit loss expense in the income statement. No allowances for doubtful accounts were established as of June 30, 2024, and December 31, 2023.

Receivables are written off against the allowance for credit losses when deemed uncollectible. This decision is based on factors such as prolonged delinquency, customer bankruptcy, or other indicators of financial distress.

Recoveries of amounts previously written off are recorded as credits to the allowance for credit losses in the period when the recovery occurs.

This policy is intended to ensure that receivables are reported at amounts that reflect the expected ability to collect outstanding amounts while providing transparency about credit risk and changes in the estimate of future cash collections. The policy will be reviewed annually and updated as necessary to reflect changes in financial reporting standards, economic conditions, and the entity's risk assessment and management practices.

F-6

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity on the balance sheet.

Investments in Production

In accordance with ASC 926, "Entertainment Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its Ultimate Revenue per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams’ historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated).

F-7

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the six months ended June 30, 2024, and December 31, 2023.

Fair Value of Financial Instruments

 The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

 Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

F-8

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

Concentrations of Credit Risks

-	Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. The Company’s cash is deposited in a single financial institution and may, at times, exceed the FDIC insurance limit.

-	Distribution and servicing arrangements

Angel Studios, Inc. has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key revenue share terms of the distribution agreement are:

-	From the first dollar earned, 9% will be paid to the Company’s Torch Creation Fund, and Angel will hold 6% to cover the Operations & Development Fee (“O&D”) cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor (“OCC”) is reached (see below).
-	The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
-	After all Permitted Distribution and Marketing Expenses are recouped, the balance will be paid to the Company until Production Costs plus 20% have been recouped.
-	After that, the Opportunity Cost Corridor (OCC) will commence and the O&D Fee and Torch Creation Fund will cease. During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
-	Thereafter, depending on the revenue source, the Company retains between 57% and 66.7% of the balance.

Refer to note 9, subsequent events, for additional information regarding the distribution agreement.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Contribution Revenue

The Company generates royalty revenues from funds received under a non-reciprocal agreement with Angel Studios for donation proceeds received by Angel Studios to be used in furtherance of the purposes of the Company, which include the production (and related costs) of the Young David series, and the DAVID feature film.

Contributions received from voluntary donations pursuant to the agreement with Angel Studios generate a royalty and are reported as Contribution revenues in the statement of operations in accordance with ASC Topic 958, Not-for-Profit Entities, being a core source of revenue from the Young David series and used to market and distribute the Young David series, and to produce (and eventually market and distribute) the DAVID movie. Revenue from these contributions is recognized in the period that the Company receives the royalties from contributions in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

F-9

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

Merchandise Revenue

The Company received royalties from DAVID merchandise sold by Angel Studios in accordance with the Content Distribution Agreement – mainly clothing and books. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel Studios manages merchandise sales, and all merchandise inventory is owned by Angel Studios.

The following table presents the Company’s royalty revenue disaggregated by merchandise revenues and contribution revenues:

	June 30, 2024	December 31, 2023
Royalties earned on Merchandise sales	$-	14,535
Royalties earned on Contributions	-	244,920
	-	259,455

Revenue attributable to the Company’s projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

Offering Costs

 The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expenses if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes no provision for any uncertain income tax positions in our financial statements is required, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

F-10

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

NOTE 4: MEMBERS’ EQUITY

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

 "Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company’s acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price was $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the six months ended June 20, 2024, and the year ended December 31, 2023. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $15,349,626. The unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding. For the six months ending June 30, 2024, the Company raised $835,885 in gross proceeds.

For the active rounds as of June 30, 2024, and December 31, 2023, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of June 30, 2024, and December 31, 2023, the total reward value owed for the units sold in the year was estimated at $25,0000 and $20,360, respectively. The Company recorded a liability in accrued expenses in the balance sheets as of June 30, 2024, and December 31, 2023, and as a reduction to members.

 Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

			Units issued and outstanding
	Par value	Authorized	June 30, 2024	December 31, 2023
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	90,000,000	42,346,966	41,802,504

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

Upon creation of the Company, intangible assets were purchased from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

F-11

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

The amount payable to the parent company

An amount of $215,898 and $3,777 are due to related parties (owners of the Company’s holding company) for interest payable on a $10,600,000 loan facility – see note 7 for more information.

An amount of $70,000 and $- is due to the Company’s holding company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2023, and June 30, 2024, respectively.

An amount of $30,000 and $17,500 is due to a Manager of the Company for services delivered during 2024 and 2023, respectively.

The amounts are disclosed as follows on the balance sheet:

	June 30, 2024	December 31, 2023
Accounts payable to a related party	$245,898	17,500
Amounts due to holding company	-	70,000

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company’s parent company and, therefore, is a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. The tax basis for the film cost and intangible assets acquired is $70,000,000, represented by the management’s estimated fair-market value thereof.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The Company amortizes film costs once the production phase concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,	Young DAVID	DAVID	Total
2024	$-	-	-
2025	-	29,864,178	29,864,178
2026	-	9,915,009	9,915,009
2027	-	4,412,926	4,412,926
2028	-	4,412,926	4,412,926

F-12

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

NOTE 7: FINANCING ARRANGEMENTS

The Company entered into a $10,600,000 loan facility with related parties (owners of the Company’s holding company) at a monthly compounded interest rate of 10%, and the loan is immediately repayable on request or matures on December 13, 2025. On June 30, 2024, and December 31, 2023, the unpaid principal balances were $8,300,000 and $800,000, respectively. See note 5 for more information.

NOTE 8: INCOME TAXES

The effective tax rate of the Company's tax expense/(benefit) for income taxes differs from the federal statutory rate as follows:

	June 30, 2024		December 31, 2023
Computed Federal income tax expense (benefit) at the statutory rate	$-119,811	21%	$-163,624	21%
Other	-	-%	10,472	-1.3%
Change in Valuation Allowance	119,811	-21%	153,152	-19.7%
Effective rate	-	0%	-	0%

The tax effects of significant items comprising the Company's deferred taxes are as follows as of:

Deferred tax assets:	June 30, 2024	December 31, 2023
Net operating losses	$665,684	$776,047
Basis difference in intangibles	10,584,000	10,507,339
	11,249,684	11,283,386
Less valuation allowance	-11,249,684	-11,283,386
Net deferred tax assets/(liabilities)	-	-

As of December 31, 2023, and June 30, 2024, the Company had federal net operating losses carryforwards of $3,695,462 and $4,264,273, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2023 and 2024, due to operating losses incurred and the uncertainty surrounding the success of the Company’s first-time production, a total valuation allowance was recorded against net deferred tax assets as of June 30, 2024, and December 31, 2023. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of June 30, 2024, the Company's 2023, 2022, and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the six months ended June 30, 2024, and the year ended December 31, 2023. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

F-13

Slingshot USA, LLC t/a Slingshot ProductionsTM
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and December 31, 2023

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through October 9, 2024, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through March 31, 2025. To date, $17,539,785 has been received through Reg A+, which includes an $11 million subscription agreement from Slingshot Productions.

On October 9, 2024, the Company delivered to Angel Studios Licensing, LLC (“Angel Studios”) a notice of termination of the Content Distribution Agreement entered into in August 2021, as amended by that certain Addendum to Slingshot/Angel Studios Content Distribution Agreement dated October 20, 2023 (as amended, the “Content Distribution Agreement”), with Angel Studios and Winsome Truth, Inc. d/b/a Minno (“Minno”), terminating the Content Distribution Agreement for various material breaches, with such termination to become effective as of November 9, 2024. In the case of a dispute with respect to the termination of the Content Distribution Agreement, the agreement requires the parties to engage in good-faith, non-binding mediation before commencing any litigation.

As of the date of this filing, the Company has not identified any distributors of Young DAVID or DAVID to replace Angel Studios and Minno. There can be no assurance that the Company will be able to attract one or more distributors to replace Angel Studios and Minno as distributors of Young DAVID and /or DAVID. If the Company is not able to attract any distributor(s) on acceptable terms or at all, the Company’s business, results of operations, and/or financial condition could be materially adversely affected.

F-14

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC t/a Slingshot ProductionsTM

/s/ Bernardus Lans
Chief Financial Officer

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